Res-Care, Inc

9901 Linn Station Road

Louisville, Kentucky 40223

November 17, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-4561

Attention:	Celeste M. Murphy
Legal Branch Chief

Re:	Res-Care, Inc.
Form 10-K for the Year Ended December 31, 2007
(File No. 000-20372)
Response to Staff Comments

Dear Ms. Murphy:

On behalf of Res-Care, Inc. (“ResCare”), we hereby submit the following response to the comment in the letter from the Commission’s staff dated November 10, 2008.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Committees of the Board of directors, page 7-8

Comment:

1.                                                                                       With respect to the engagement of the outside human resources consulting firm, please provide in future filings the full disclosure set forth in paragraph (c)(3)(iii) of Item 407 of Regulation S-K.  This includes the identity of the consulting firm and a discussion of the material elements of the instructions or directions the committee gave to the compensation consultant with respect to the performance of its duties under the engagement.

Response:                                        ResCare undertakes that in future filings, including its proxy statement for the 2009 annual meeting of shareholders, ResCare will provide the full disclosure set forth in Item 407(e)(3)(iii) with respect to any outside consulting firm engaged by its Executive Compensation Committee.

ResCare hereby acknowledges that:

1.                                       ResCare is responsible for the adequacy and accuracy of the disclosure in its filings;

2.                                       Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.                                       ResCare may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 502-394-2137 or our outside legal counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions.

Sincerely,

RES-CARE, INC.

By:	/s/ David M. Miles
David M. Miles
Executive Vice President and Chief Financial Officer